

January 22, 2013

<u>Via E-mail</u>
Victor T. Limongelli
President and Chief Executive Officer
Guidance Software, Inc.
215 North Marengo Avenue
Pasadena, CA 91101

  Re: **Guidance Software, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 16, 2012
     Form 10-Q for the Quarterly Period Ended March 31, 2012
     Filed May 15, 2012
     File No. 001-33197

Dear Mr. Limongelli:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Patrick Gilmore

          Patrick Gilmore
          Accounting Branch Chief